EXHIBIT 99.1

                     BANKUNITED ANNOUNCES OFFICER PROMOTIONS


         Coral Gables, FL - BankUnited Financial Corporation, the parent company of BankUnited, FSB today announced a number of promotions for the senior staff of the company. The decision was made to reward the superior efforts of the new management team recruited over the past two years in recognition of their fine efforts.

[_] Janette Davis was promoted to Senior Executive Vice President, and Consumer Banking Executive. Ms. Davis will continue to be responsible for the development, sales and servicing of all consumer products through the consumer division which includes private banking, retail banking, marketing, bank operations, and sales of investment services through BUFC Investment Services, Inc.

[_] Vincent Post was promoted to Senior Executive Vice President, Commercial Banking Executive. Mr. Post will continue to be responsible for commercial real estate, corporate, international, small business banking and cash management.

[_] Bert Lopez was promoted to Senior Executive Vice President, Finance, and continues as Chief Financial Officer. In addition to the financial accounting and treasury areas, Mr. Lopez will also oversee the information technology area.

[_] Michael Clutter was promoted to Senior Executive Vice President, Risk Management. Mr. Clutter's responsibilities include risk management, credit policy, special assets, residential mortgage and commercial credit underwriting and regulatory reporting.

[_] Lisa Barrera was promoted to Senior Executive Vice President, Residential Lending Executive. She will continue managing the wholesale and retail residential real estate lending teams.

[_] Iliana Castillo-Frick was promoted to Senior Executive Vice President, Human Resources Director. She will continue managing the Human Resources Department as well as the Corporate Services areas of the bank.

     In addition, Mehdi Ghomeshi the company's President was elevated to the position of Executive Vice Chairman. Mr. Ghomeshi requested this position because he would prefer to focus upon planning and strategic direction as opposed to the day-to-day operations of the company.

     Alfred Camner, Chairman of the Board and Chief Executive Office will assume the additional duties of President and Chief Operating Officer. Under its new structure, BankUnited will be increasing the line responsibilities of each of its new officers providing them with greater day-to-day operating responsibility within their sectors.

     BankUnited, FSB is the principal subsidiary of BankUnited Financial Corporation and is the largest financial institution headquartered in Florida. It operates 35 banking offices throughout Miami-Dade, Broward, Palm Beach and Collier counties. BankUnited can additionally be accessed on the Internet at: www.buexpresss.com

      BankUnited Financial Corporation is traded on the NASDAQ national Market. Its common stock trades under the symbol BKUNA. BankUnited Capital II Trust Preferred securities trade on NASDAQ under the symbol BKUNZ. BankUnited Capital III Trust Preferred securities trade on the New York Stock Exchange under the symbol BUFprC.